Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NRG Energy, Inc. NRG Energy, Inc.’s Commission File No. 001-15891

The following unaudited historical and pro forma consolidated condensed financial statements are intended to show what the results of operations and financial position of Xcel Energy Inc. might have been had the proposed exchange offer involving NRG Energy, Inc. been completed at an earlier date.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed exchange offer, Xcel Energy will file a prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy’s related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy at 800 Nicollet Mall, Minneapolis, MN 55402, Attn.: Investor Relations, or by telephone at (612) 215-4559.

FORWARD-LOOKING INFORMATION

The statements herein regarding reduction of cash requirements, the impact of the transaction on earnings, the expectation or estimates of earnings per share and growth rates, future dividends and similar statements of future results identify forward-looking information. Although Xcel Energy believes that its expectations are based on reasonable assumptions, it can give no assurance that the offer, if made, will be successful or that other expectations will be realized. Factors that could affect whether the transaction is completed or whether the expectations will be realized include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of all other conditions, the actual results of Xcel Energy following completion of the transaction, the ability to dispose of or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters. Some of these conditions are expected to include the receipt of all required regulatory approvals, the tender by shareholders of enough of the publicly held shares so that Xcel Energy will own at least 90 percent of NRG’s common stock, and the absence of an injunction or litigation concerning the exchange offer.

Xcel Energy Inc.

Selected Unaudited Historical and Pro Forma Consolidated Condensed Financial Statements

     The unaudited historical and pro forma consolidated condensed financial statements presented are intended to show what our results of operations and financial position might have been had the acquisition by Xcel Energy of all the outstanding shares of NRG and the subsequent merger been completed at an earlier date. The unaudited actual and pro forma income statement data for the year ended Dec. 31, 2001 give effect to the offer and subsequent merger described above as if we had completed it as of Jan. 1, 2001. The unaudited pro forma balance sheet data gives effect to the offer and subsequent merger as if we had completed it on Dec. 31, 2001.

     The pro forma consolidated financial statements are presented for informational purposes only and do not purport to be indicative of the results of operations and financial position of Xcel Energy that would have been achieved if the offer and subsequent merger had been completed as of the dates indicated. In addition, the pro forma consolidated financial statements are not necessarily indicative of the results of operations or financial condition that may be achieved by us in the future. They also do not reflect the effect of any payment that may be required to be made in connection with the exercise of appraisal rights by NRG stockholders under Delaware law in connection with the subsequent merger.

(Dollars in Millions, except per share data)	December 31, 2001

Balance Sheet Data:	Historical	Pro Forma		Pro Forma
		Adjustments
Current assets	$3,310	(10)	[1]	$3,300
Property, plant and equipment, at cost	21,154			21,154
Other assets	4,254	2	[2]	4,256

Total assets	28,718			28,710

Current portion of long-term debt	$682			$682
Short-term debt	2,225			2,225
Other current liabilities	2,556			2,556

Total current liabilities	5,463			5,463
Deferred credits and other liabilities	3,710			3,710
Minority interest	649	(572)	[3]	77
Long-term debt	12,118			12,118
Mandatorily redeemable preferred securities of subsidiary trusts	494			494
Preferred stockholders’ equity	105			105
Common stockholders’ equity	6,179	564	[1,4]	6,743

Total liabilities and equity	28,718			28,710

Income Statement Data:

(Dollars in Millions, except per share)	December 31, 2001

	Historical	Pro Forma		Pro Forma
		Adjustments
Operating revenue	15,028			15,028
Operating expense	13,085			13,085

Operating income	1,943			1,943
Interest income and other nonoperating income – net of other expenses	72			72
Interest charges and financing costs	(821)			(821)
Income taxes	(336)			(336)
Minority interest	(73)	66	[3]	(7)
Extraordinary items	10			10

Net income	795			861
Dividends on preferred stock	(4)			(4)

Earnings available for common shareholders	791			857

Earnings per share – diluted	$2.30			$2.34
Weighted average common shares outstanding – diluted	343,742,000	22,946,000	[4]	366,688,000

Notes:

(1)	Assumes the payment of securities issuance costs, which will be reflected as a reduction in common equity (see Note 4).

(2)	We have allocated the excess of the aggregate purchase price to be paid for NRG’s shares over the 26% of the carrying value of NRG assets and liabilities to goodwill. Pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill from acquisitions occurring after June 30, 2001 is not amortized. Accordingly, we have not provided for amortization expense of the excess of the aggregate purchase price to be paid for NRG’s shares over 26% of the carrying value of NRG’s assets and liabilities.

(3)	We have assumed elimination of the minority shareholders’ interest in income of NRG for the year ended Dec. 31, 2001. For approximately the first three months of the year, this interest was 18 percent of NRG shares; for the last 9 months, it was 26 percent.

(4)	We have assumed that we will exchange 24.7 million shares of Xcel Energy stock for all outstanding shares of NRG stock. However, due to differing levels of minority ownership during the year (see Note 3), we have calculated the share impact on a weighted average basis. Based on the exchange ratio, for approximately the first three months of 2001, only 15.7 million shares of Xcel Energy stock would have been required to reacquire the minority shares of NRG then outstanding.